SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2015
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2015, incorporated by reference herein:
Exhibit
99.1 Release dated November 5, 2015, entitled “RESULTS OF ANNUAL GENERAL
MEETING”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 5, 2015
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
RESULTS OF ANNUAL GENERAL MEETING
DRDGOLD shareholders are advised that at the annual general meeting (“AGM”) of shareholders held on Wednesday, 4 November 2015, all the ordinary and special resolutions, as set out in the notice of AGM dated 30 September 2015, were approved by the requisite majority of shareholders present or represented by proxy.
The total number of DRDGOLD shares eligible to be voted on at the AGM was 421 522 696.
All resolutions proposed at the AGM, together with the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:
Ordinary resolution number 1: To reappoint KPMG Inc. as independent auditors of the Company for the ensuing period terminating on the conclusion of the next AGM of the Company
Shares
Voted
244 367 553
57.97%
Abstained
85 595
0.02%
For
244 167 633
99.92%
Against
199 920
0.08%
Ordinary resolution number 2: To elect Mr A J Davel as a director of the Company
Shares
Voted
244 208 613
57.93%
Abstained
244 535
0.06%
For
243 962 678
99.90%
Against
245 935
0.10%
Ordinary resolution number 3: To re-elect Mr G C Campbell as a director of the Company
Shares
Voted
244 208 713
57.93%
Abstained
244 535
0.06%
For
243 955 778
99.90%
Against
252 935
0.10%

Ordinary resolution number 4: To re-elect E A Jeneker as a director of the Company
Shares
Voted
244 205 413
57.93%
Abstained
247 735
0.06%
For
243 952 778
99.90%
Against
252 935
0.10%
Ordinary resolution number 5: General authority to issue securities for cash
Shares
Voted
244 113 003
57.91%
Abstained
340 145
0.08%
For
197 497 208
80.90%
Against
46 615 795
19.10%
Ordinary resolution number 6.1 – 6.4: Election of Audit Committee members
Ordinary resolution number 6.1: Appointment of Mr JH Holtzhausen – Chairman
Shares
Voted
244 257 713
57.95%
Abstained
195 435
0.05%
For
244 053 328
99.92%
Against
204 385
0.08%
Ordinary resolution number 6.2: Appointment of Mr E A Jeneker
Shares
Voted
244 205 213
57.93%
Abstained
247 935
0.06%
For
243 924 038
99.88%
Against
281 175
0.12%
Ordinary resolution number 6.3: Appointment of Mr J Turk
Shares
Voted
244 258 873
57.95%
Abstained
194 275
0.05%
For
244 046 838
99.91%
Against
212 035
0.09%
Ordinary resolution number 6.4: Appointment of Mr G C Campbell
Shares
Voted
Abstained
251 285
For
239 573 146
Against
4 628 717

244 201 863
57.93%
0.06%
98.10%
1.90%
Ordinary resolution number 7: Endorsement of the Remuneration Policy
Shares
Voted
244 256 893
57.95%
Abstained
196 255
0.05%
For
241 159 239
98.73%
Against
3 097 654
1.27%
Ordinary resolution number 8: To authorise the directors to sign all required documents
Shares
Voted
244 320 753
57.96%
Abstained
132 395
0.03%
For
244 181 893
99.94%
Against
138 860
0.06%
Special resolution number 1: General authority to repurchase issued securities
Shares
Voted
244 375 603
57.97%
Abstained
77 545
0.02%
For
244 033 378
99.86%
Against
342 225
0.14%
Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act
Shares
Voted
244 133 043
57.92%
Abstained
320 105
0.08%
For
243 490 608
99.74%
Against
624 435
0.26%
Special resolution number 3: Approval of Non-Executive directors remuneration
Shares
Voted
244 223 473
57.94%
Abstained
229 675
0.05%
For
243 299 278
99.62%
Against
924 195
0.38%

Notes
-
Percentages of shares voted are calculated in relation to the total issued share capital of
DRDGOLD eligible to vote.
-
Percentage of shares for and against are calculated in relation to the total number of shares voted at the AGM.
-
Abstentions are calculated as a percentage in relation to the total issued share capital of
DRDGOLD eligible to vote.
Johannesburg
5 November 2015
Sponsor
One Capital